Mail Stop 3561

December 11, 2009

Eugene E. Eichler
Interim Chief Financial Officer
Save the World Air, Inc.
235 Tennant Avenue
Morgan Hill, CA 95037

      Re: **Save the World, Inc.**
              File No. 000-29185
              Form 10-K: For the fiscal year ended December 31, 2008
              Form 10-Q: For the quarterly period ended June 30, 2009

Dear Mr. Eichler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      Lyn Shenk
                      Branch Chief